FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 7, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PROPOSAL OF THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON MAY 23,2012

Dear Shareholders,

With respect to the matter contained in the Order of the Day of the Extraordinary General Meeting to be held on May 23, 2012 at 10:30 a.m. at the registered offices of the Company, the Board of Directors of BRF – Brasil Foods S.A. (“BRF” or “Company”) proposes to its Shareholders.

On May 19, 2009, BRF (then denominated Perdigão S.A.) signed an association agreement with the purpose of merging operations with Sadia S.A. (“Association”).

The Association was submitted for authorization of the Brazilian anti-trust authorities – the Administrative Council for Economic Defense (“CADE”), so giving rise to act of concentration number 08012.004423/2009-18 (“BRF – Sadia Act of Concentration”). In the context of the BRF – Sadia Act of Concentration, BRF (jointly with Sadia S.A.) and CADE signed a Performance Commitment Agreement on July 13, 2011 (“TCD”), under which the  BRF Parties commit, among other matters, to sell assets and rights described in the TCD.

Thus, as a result of the TCD, BRF was placed in a position where it was forced to sell certain assets over a limited period and subject to conditions which restricted the spectrum of potential purchasers. While having exerted every effort to seek the best alternatives for the sale of the fixed assets and rights in the TCD, the transaction hereby submitted to this Meeting is the one that best meets the Company’s objectives.

Consequently and considering that this transaction represents the final stage prior to the consummation of the Association, BRF’s  management recommends that Shareholders approve the acquisition via an exchange of assets for the total shareholding stake held directly and indirectly by Marfrig Alimentos S.A. (“Marfrig”), equivalent to 90.05% (ninety decimal point zero, five percent) of the capital stock of Quickfood S.A.

Thereby, the Board proposes the following agenda:

1.         Pursuant to Article 256 of Law 6.404/76, to ratify the engagement of Deloitte Touche Tohmatsu Consultores Ltda. as a specialized company for the preparation of an appraisal report on Quickfood S.A., a publicly held corporation, constituted in accordance with the laws of the Republic of Argentina  with registered offices in the Province of Buenos Aires, enrolled in the Public Commercial Register under number 3.099, Book 96, Volume “A” of Publicly Held Companies;

The Board of BRF, jointly with the Board of Marfrig, has engaged Deloitte Touche Tohmatsu Consultores Ltda. as the sole appraiser of the exchanged assets in order that the parties involved may obtain appraisals of the said assets based on the same economic-financial elements.

Given the result of the qualification of the engaged company and its independence in relation to the parties involved, management proposes that the Shareholders ratify the engagement of Deloitte Touche Tohmatsu Consultores Ltda as a specialized company for the preparation of the appraisal of Quickfood S.A.

2. Pursuant to the provision in Paragraph 1 of Article 256, Law 6.404/76, to ratify the Company’s acquisition of shareholding control of Quickfood S.A., pursuant to the terms and conditions of the Asset Exchange Contract and Other Covenants, signed on March 20, 2012 between, on the one hand, the Company, Sadia S.A. and Sadia Alimentos S.A.,and on the other, Marfrig Alimentos S.A.

The acquisition of Quickfood represents a component part of the Asset Exchange Contract  and Other Covenants signed on March  20, 2012 (described in the Notice of a Material Fact published by BRF on the same date) between, on the one hand, BRF, Sadia S.A. (“Sadia”) and Sadia Alimentos S.A. (“Sadia Alimentos”) and on the other, Marfrig, through which they have agreed the terms and conditions for concluding the exchange of assets held by BRF and by Sadia (or by their respective affiliates) for assets held by Marfrig (or by its affiliates).

Quickfood is one of the leading companies in the meat processing and packing sector in  Argentina, supplying meat cuts, their derivatives and proprietary brand products in the domestic and international markets. Through its "Paty“, brand, Quickfood is the leading supplier of frozen hamburgers in the domestic Argentine market and the second largest producer of sausages of the Vienna type.

The acquisition of Quickfood represents a good opportunity for BRF to expand and consolidate its businesses in Argentina, recently expanded through the acquisition of Avex S.A.

As such, BRF’s management is proposing that through an asset exchange, the Shareholders ratify the acquisition of the total shareholding participation held directly or indirectly by Marfrig Alimentos S.A. (“Marfrig”), equivalent to 90.05% (ninety point zero, five percent) of the capital stock of Quickfood S.A..

As a result of the Association, BRF has consolidated into the largest world exporter of poultry meat and the largest global protein company by market capitalization. In addition, it is one of the leading milk collection companies and dairy product processers in Brazil with 60 (sixty) industrial units in Brazil and a further 3 (three) overseas (Argentina, United Kingdom and The Netherlands), exporting its products to more than 110 countries and holding a portfolio in excess of 3,000 items (SKUs) distributed among the meats, dairy products, margarines, pastas, frozen meals and frozen vegetables segments, among others.

This is what the Board has to propose and expects shareholders will evaluate and approve.

The Company’s shareholders interested in viewing the information or clarifying doubts on the foregoing proposals should contact the Investor Relations area of the Company by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brasilfoods.com. The Convening Notice to the Extraordinary General Meeting of the Company, the Appraisal Report  prepared by Deloitte Touche Tohmatsu Consultores Ltda and the information cited in Attachment 19 of CVM Instruction 481/2009 can be found at the disposition of the shareholders in the website: www.brasilfoods.com/ri.

São Paulo (SP), May 7, 2012.

NILDEMAR SECCHES Chairman	PAULO ASSUNÇÃO DE SOUSA Vice Chairman
ALLAN SIMÕES TOLEDO	DÉCIO DA SILVA
JOSÉ CARLOS REIS MAGALHÃES NETO	LUÍS CARLOS FERNANDES AFONSO
LUIZ FERNANDO FURLAN	MANOEL CORDEIRO SILVA FILHO
PEDRO DE ANDRADE FARIA	WALTER FONTANA FILHO

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 7, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director